July 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Re: Ardagh Metal Packaging S.A.

Registration Statement on Form F-4

File No. 333-254005

Dear Mr. Stickel:

Reference is made to the Registration Statement on Form F-4 (File No. 333-254005) filed by Ardagh Metal Packaging S.A. (the “Company”) with the U.S. Securities and Exchange Commission on March 8, 2021, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern Time, on July 7, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Shearman & Sterling LLP, by calling Richard B. Alsop at (212) 848-7333.

[Signature Page Follows]

R.C.S. Luxembourg: B 251465

Very truly yours,

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer

cc: Torsten Schoen, Chief Legal Officer & Company Secretary, Ardagh Group S.A.

Mark Stone, Chief Executive Officer and President, Gores Holdings V, Inc.

Richard B. Alsop, Esq., Shearman & Sterling LLP

James R. Griffin, Esq., Weil, Gotshal & Manges LLP